Exhibit 12
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN THOUSANDS)

	Nine Months
	Ended September 30,
	2009
Earnings
Income from continuing operations before provision for income taxes	$330,586
Income from equity investees	(31,701)
Distributed income from equity investees	24,729
Interest and amortization of deferred finance costs	487,209
Amortization of capitalized interest	985
Implicit rental interest expense	46,053

Total Earnings	$857,861
Fixed Charges
Interest and amortization of deferred finance costs	$487,209
Capitalized interest	12,955
Implicit rental interest expense	46,053

Total fixed charges	$546,217
Ratio of earnings to fixed charges	1.57	x